UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

EnLink Midstream, LLC
(Exact name of registrant as specified in its charter)

Delaware	001-36336	46-4108528
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1722 Routh Street, Suite 1300, Dallas, Texas	75201
(Address of principal executive offices)	(Zip Code)

Mr. Adam Forman, (214) 953-9500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _____.

☒Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuer

The specified payment disclosure required by this Item 2.01 is included in Exhibit 2.01 to this Form SD.

Section 3 – Exhibits

Item 3.01Exhibits

The following exhibit is furnished as part of this Form SD.

Exhibit No.	Description
2.01	Disclosure of payments by resource extraction issuer for the fiscal year ended December 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ENLINK MIDSTREAM, LLC

By: EnLink Midstream Manager, LLC,
its Managing Member

Date: September 26, 2024	By:	/s/ Adam Forman
	Name:	Adam Forman
	Title:	Executive Vice President, General Counsel, and Secretary